Exhibit 99.1

New Gold Reports First Quarter Production On Track to Meet Annual Guidance

TORONTO--(BUSINESS WIRE)--April 7, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports in-line first quarter operating results from the Rainy River and New Afton Mines. (All amounts are in US dollars unless otherwise indicated.)

First Quarter and Recent Operational Highlights

  Total production for the quarter was 123,263 gold equivalent ounces (79,398 ounces of gold, 136,513 ounces of silver and 19.5 million pounds of copper). Production is on track to meet annual guidance of 465,000 to 520,000 gold equivalent ounces.
  The Rainy River Mine reported in-line gold equivalent production of 62,278 ounces (61,557 ounces of gold and 60,383 ounces of silver) for the quarter.
  The New Afton Mine delivered another strong quarter with gold equivalent production of 60,986 ounces (17,841 ounces of gold and 19.5 million pounds of copper).
  The Company ended the quarter with available liquidity of approximately $418 million, which includes $130 million in cash and cash equivalents and $288 million available under the credit facility, which secures the implementation of the short-term operational plan.

“We are encouraged by the progress made at Rainy River during the first quarter as we re-position the operation for efficient and sustainable mining. Concurrently, we continue to prioritize the completion of the remaining construction and the optimization of the life of mine plan in order to position the operation to deliver free cash flow starting in late 2020,” stated Renaud Adams, CEO. “The New Afton Mine reported another strong quarter of operating results as the team further advanced the development of the C-zone. We are particularly encouraged with the organic growth potential of the D-zone with the first hole of the exploration drilling program intersecting 140 metres of mineralization located 360 metres below the C-zone.”

First Quarter Production Highlights

Gold Eq. Produced[1] (oz)	Q1 2019	2019 Guidance
Rainy River[2]	62,278	250,000 – 275,000
New Afton[3]	60,986	215,000 – 245,000
Gold Produced (oz)	Q1 2019
Rainy River	61,557	245,000 – 270,000
New Afton	17,841	55,000 - 65,000
Copper Produced (Mlbs)[3]	Q1 2019
Total Copper Produced (Mlbs)	19.5	75 - 85

Rainy River Mine Operational Highlights

Rainy River Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 2019
Tonnes mined per day (ore and waste)	112,432	107,416	102,290	111,507	111,679
Ore tonnes mined per day	36,296	36,043	30,439	32,054	15,739
Operating waste tonnes per day	54,321	43,570	23,333	67,406	62,955
Capitalized waste tonnes per day	21,816	27,802	48,518	12,047	32,986
Strip ratio (waste:ore)	2.1	1.98	2.36	2.48	6.10
Tonnes milled per calendar day	17,534	16,549	16,962	20,668	19,725
Gold grade milled (g/t)	1.08	1.24	1.21	1.42	1.19
Gold recovery (%)	81%	87%	87%	89%	90%
Mill availability (%)	77%	74%	76%	80%	89%
Gold production (oz)	39,325	55,219	55,538	77,202	61,557
Gold eq. production[1] (oz)	40,016	55,984	56,275	78,074	62,278

  The Rainy River Mine reported in-line gold equivalent production of 62,278 ounces (61,557 ounces of gold and 60,383 ounces of silver) for the quarter. As previously disclosed, production during the quarter included planned lower grades as mining operations continued the transition to phase 2 of the mine plan.
  During the quarter, approximately 1.4 million ore tonnes and 8.6 million waste tonnes (including 2.97 million capitalized waste tonnes) were mined at an operating strip ratio of 6.10:1. Mining operations in the quarter were primarily focused on waste stripping to expose ore for mining in future quarters. Additionally, 0.9 million tonnes of out-pit non-acid generating (NAG) material were mined in preparation for planned dam raises scheduled to begin during the second quarter.
  Mill throughput for the quarter averaged 19,725 tonnes per calendar day, below the annual target of 22,000-24,000 tonnes per day. The lower average mill throughput was negatively impacted by the significant buildup of ice in the crushed ore stockpile above the apron feeders. Average mill throughput returned to target levels at the end of the quarter.
  Mill availability for the quarter was a record 89% (95% in March), despite the planned downtime to replace the ball mill trunnion and complete repairs.
  Gold recovery improved to average 90% for the quarter, a significant improvement over the 89% reported in the fourth quarter when considering the 16% lower average grade milled. Recoveries are expected to continue to improve throughout the year to an average of 90-92% for the year.
  Mr. Eric Vinet, Vice President of Technical Services will assume the position of General Manager of the Rainy River Mine on an interim basis, following the resignation of the former General Manager, effective April 10th. Mr. Vinet has extensive open pit experience, including over 10 years as General Manager and he will hold the position until such time as a permanent General Manager is appointed. A search is currently underway and the Company anticipates filling the position in the near future.
  A strategic exploration drilling program is expected to begin in the second quarter that will test near-mine targets in the Intrepid North area.

New Afton Mine Operational Highlights

New Afton Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 19
Underground mine tpd	16,751	13,654	17,105	17,099	15,824
Gold grade milled (g/t)	0.57	0.50	0.55	0.51	0.50
Gold recovery (%)	84.1	85.5	84.7	83.5	83.2
Gold production (oz)	19,998	18,637	19,916	18,778	17,841
Copper grade milled (%)	0.94	0.82	0.89	0.82	0.80
Copper recovery (%)	83.2	83.8	83.0	83.0	83.20
Copper production (Mlbs)	22.2	20.4	21.7	20.8	19.53
Gold equivalent production[1] (oz)	73,717	68,340	70,416	67,191	60,986
1. Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q1 2019 was calculated based on average spot market prices of $1,304 per gold ounce, $15.57 per silver ounce and $2.82 per copper pound, and includes 76,130 ounces of silver. All copper is produced by the New Afton Mine.

  The New Afton mine produced 60,986 gold equivalent ounces for the quarter, including 17,841 ounces of gold, and 19.5 million pounds of copper, in line with plan.
  The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter with commissioning scheduled for the third quarter.
  Development of the B3 zone is currently underway, which will sustain ongoing production during the C-zone development period.
  Efforts during the quarter continued to focus on de-risking the execution of C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts with the objective of updating the life of mine plan in the latter part of the year. During the quarter, exploration-heading development towards the C-zone commenced and advanced by approximately 50 metres.
  An underground drilling program is currently underway at the New Afton Mine that will test the down plunge extension of the C-zone (the D-zone) that could increase the resource inventory and extend mine life beyond 2030. The first hole of the 10-hole program has been completed, which intersected C-zone style mineralization over an approximate 140 metre interval (from 662 metres to 802 metres depth) and ended at the planned target of 360 vertical metres below the C-zone (assays pending). A second drill hole is underway and the program is expected to be completed by the end of the third quarter.

Upcoming News and Events

  Annual General Meeting of Shareholders (April 24)
  Q1 Financial Results (before-market April 25)

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: planned development and exploration activities and timing for 2019 and future years.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River mine and Blackwater project being consistent with New Gold’s current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of NI 43-101.

CONTACT:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Toll free: +1 (888) 315-9715
Email: info@newgold.com